EXHIBIT 99.77D

This response is in reference to Question 77D.

     The following resolutions were adopted by Registrant's Board of Directors on December 7, 1999 with respect to the Asset Manager Fund:

     RESOLVED, that the proposed change to the principal investment strategies for the Asset Manager Fund, whereby the equity portion of the Fund may invest
(i) 15% to 80% of net assets in common stocks and related derivatives selected to parallel the performance of the S&P 500 Composite Stock Price Index, (ii) up to 5% of net assets in common stocks selected to parallel the performance of the S&P 600 SmallCap Index, (iii) up to 10% of net assets in common stocks selected to parallel the performance of the S&P 400 MidCap Index and (iv) up to 5% of net assets in equity securities selected to parallel the performance of the Morgan Stanley REIT Index, be, and it hereby is, approved; and it was

     FURTHER RESOLVED, that the proposed principal investment strategy for the Fund which requires that at least 30% of the Fund's net assets be invested in U.S. equity securities, be, and it hereby is, approved.